SECURITIE [barcode] ION

05038155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~068546~~ 65846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Near Earth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 West Road
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hoyt Davidson 203-972-9062
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hoyt Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Near Earth, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public

THERESA M. LA RUSSO
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Near Earth, LLC
New Canaan, Connecticut

We have audited the accompanying statement of financial condition of Near Earth, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near Earth, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 3, 2005

Near Earth, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	104,716
Accounts receivable		21,847
Investments - stock options		1,243,781
Investments - other		9,370
Furniture and office equipment, less accumulated depreciation of $836		6,512
	$	1,386,226
Liabilities and Members' Equity		
Accounts payable	$	440
Members' equity		1,385,786
	$	1,386,226

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: On August 6, 2003, Near Earth, LLC (the "Company") was approved as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company earns consulting and advisory fees, including compensation in the form of stock options, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: Cash and cash equivalents include highly liquid investments which are readily convertible into cash. Cash and cash equivalents, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income taxes: The Company is classified as a partnership for federal and state income tax purposes whereby the income or loss is allocated to the members. Accordingly, the financial statements do not include a provision for income tax expense or refunds.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation: Furniture and office equipment is being depreciated using an accelerated method over an estimated useful life of 3 and 7 years.

Investments – stock options: Stock option investments, received in connection with the Company's financial consulting activities (Note 4), are recognized as revenue when earned, based on their estimated fair value, using the Black-Scholes pricing model. Changes in fair value during the periods that the options are held, are classified as other income.

Investments – other: Other investments are carried at estimated fair value and consists of preferred stock ownership in a privately held company.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $102,394 and $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .004 to 1.

Note 3. Stock Options

On August 22, 2002, the Company entered into an agreement with a major customer to provide financial consulting and general corporate advice with respect to the customer's contemplated private equity and/or debt financing.

On November 22, 2002, the agreement was amended to provide for the payment of additional compensation to the Company in the form of warrants exercisable for a period of two years from the date of issuance for 25,000 shares of the customer's publicly held common stock at an exercise price of $3.18 per share.

On July 18, 2003, the initial agreement was further amended to provide for the payment of additional compensation to the Company in the form of options exercisable for a period of two years from the date of issuance for 30,000 shares of the customer's publicly held common stock to be issued in two 15,000 increments upon the completion of two separate and specific criteria specified in the agreement. Each award of 15,000 options will be at an exercise price equal to the closing price of the customer's common stock on the trading day before satisfaction of the criteria for such award.

Note 3. Stock Options (Continued)

On January 23, 2003, 25,000 options in connection with the amendment dated November 22, 2002, were issued to the Company with an exercise price of $3.18 per share and expiring January 23, 2005, for performance of consulting services in 2003. The options were valued at $59,219 at the issue date using the Black-Scholes fair value based pricing model. The $59,219 was recognized as consulting fee revenue in the 2003 financial statements. At December 31, 2004, the Black-Scholes pricing model valued the options at $861,124. The 25,000 options were execised on January 20, 2005. A portion of these shares were subsequently sold. Cash proceeds on the shares sold of aproximately $409,000 and the remaining shares (13,000) were distributed to a member.

On August 12, 2003, 15,000 options were issued to the Company with an exercise price of $12.37 per share, expiring August 12, 2005, in satisfaction of achieving the first criteria of the July 18, 2003 amendment. The options were valued at $85,269 at the issue date using the Black-Scholes fair value based pricing model, which was recognized as consulting fee revenue in the 2003 financial statements. At December 31, 2004, The Black-Scholes pricing model valued the options at $382,657.

The remaining 15,000 options under the July 18, 2003 amendment have not been issued pending satisfaction of the second of the specified criteria, and accordingly are not valued in these financial statements.

A summary of options held at December 31, 2004 is as follows:

	Option Shares	Fair Value
Balance, beginning	40,000	$ 823,117
Unrealized gain - 2004	-	420,664
Balance, ending	40,000	$ 1,243,781